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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HeartWare Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

9HH02O0C6

(CUSIP Number)

July 26, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 9HH02O0C6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Muneer A. Satter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,350,000

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 13,350,000

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,350,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.38%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a)                                                Name of Issuer:

HeartWare Limited

Item 1(b)                                                Address of Issuer’s Principal Executive Offices:

Level 57, MLC Centre

19-29 Martin Place

Sydney NSW 2000

Australia

Item 2(a)                                                Name of Person Filing:

Muneer A. Satter, as trustee for each of the following trusts:

•                  Muneer A. Satter Revocable Trust dated November 3, 2000

•                  Satter Children’s Trust dated September 27, 2002

•                  Satter Family Trust dated July 25, 2000

•                  Kristen Hayler Hertel Revocable Trust dated November 29, 2001

•                  Gordon and Barbara Anne Hertel Insurance Trust dated November 3, 2000

•                  Albus Satter Insurance Trust dated November 3, 2000

•                  Anne-Carole Witort Insurance Trust dated November 3, 2000

•                  Rose Shereen Fuqua Insurance Trust dated November 3, 2000

•                  Rabi H. Satter Insurance Trust dated November 3, 2000

Item 2(b)                                                Address of Principal Business Office or, if none, Residence:

71 S. Wacker Dr., Suite 500

Chicago, IL 60606

Item 2(c)                                                Citizenship:

United States of America

Item 2(d)                                                Title of Class of Securities:

Ordinary Shares, no par value

Item 2(e)                                                CUSIP No.:

9HH02O0C6

Item 3                                                              If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4                                                              Ownership:

(a) Amount beneficially owned:  Mr. Satter may be deemed the beneficial owner of 13,350,000 shares as a result of his voting and dispositive power over:

 (i) 10,000,000 shares owned by the Muneer A. Satter Revocable Trust dated November 3, 2000 for which Mr. Satter is the trustee; (ii) 2,000,000 shares owned by the Satter Children’s Trust dated September 27, 2002 for which Mr. Satter is the trustee; (iii) 1,000,000 shares owned by the Satter Family Trust dated July 25, 2000 for which Mr. Satter is the trustee; (iv) 100,000 shares owned by the Kristen Hayler Hertel Revocable Trust dated November 29, 2001 for which Mr. Satter is the trustee; (v) 50,000 shares owned by the Gordon and Barbara Anne Hertel Insurance Trust dated November 3, 2000 for which Mr. Satter is the trustee; (vi) 50,000 shares owned by the Albus Satter Insurance Trust dated November 3, 2000 for which Mr. Satter is the trustee; (vii) 50,000 shares owned by the Anne-Carole Witort Insurance Trust dated November 3, 2000 for which Mr. Satter is the trustee; (viii) 50,000 shares owned by the Fuqua Rose Shereen Fuqua Insurance Trust dated November 3, 2000 for which Mr. Satter is the trustee; and (ix) 50,000 shares owned by the Rabi H. Satter Insurance Trust dated November 3, 2000 for which Mr. Satter is the trustee.  Mr. Satter expressly disclaims beneficial ownership of all such shares other than as attributed to him as a result of his sole voting and dispositive power of each trust.

(b) Percent of class:                                                                                             5.38%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:                                                  13,350,000

(ii) Shared power to vote or to direct the vote:                                       -0-

(iii) Sole power to dispose or direct the disposition of:                         13,350,000

(iv) Shared power to dispose or to direct the disposition of:               -0-

Item 5                                                              Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6                                                              Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7                                                              Identification and Classification of the Subsidiary Which Acquired the
 Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8                                                              Identification and Classification of Members of the Group:

Not applicable.

Item 9                                                              Notice of Dissolution of Group:

Not applicable.

Item 10                                                       Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2007

(Date)

/s/ Muneer A. Satter

(Signature)

Muneer A. Satter

(Name)

Trustee for (i) Muneer A. Satter Revocable Trust dated November 3, 2000, (ii) Satter Children’s Trust dated September 27, 2002; (iii) Satter Family Trust dated July 25, 2000; (iv) Kristen Hayler Hertel Revocable Trust dated November 29, 2001; (v) Gordon and Barbara Anne Hertel Insurance Trust dated November 3, 2000; (vi) Albus Satter Insurance Trust dated November 3, 2000; (vii) Anne-Carole Witort Insurance Trust dated November 3, 2000; (viii) Rose Shereen Fuqua Insurance Trust dated November 3, 2000; and (ix) Rabi H. Satter Insurance Trust dated November 3, 2000.

(Title)